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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                 SCHEDULE 13E-4
                         ISSUER TENDER OFFER STATEMENT
                      (PURSUANT TO SECTION 13(e)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934)
                 THE EMERGING MARKETS INFRASTRUCTURE FUND, INC.
                                (Name of Issuer)

                 THE EMERGING MARKETS INFRASTRUCTURE FUND, INC.
                      (Name of Person(s) Filing Statement)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                                  290921-10-5
                     (CUSIP Number of Class of Securities)
                                Hal Liebes, Esq.
                             Senior Vice President
                 The Emerging Markets Infrastructure Fund, Inc.
                              One Citicorp Center
                              153 East 53rd Street
                            New York, New York 10022
                                 (212) 832-2626

      (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)
                            ------------------------

                                    Copy To:
                            Daniel Schloendorn, Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                         New York, New York 10019-6099
                                 (212) 728-8000
                            ------------------------

                                  MAY 27, 1999
                      (Date Tender Offer First Published,
                       Sent or Given to Security Holders)
                            ------------------------

                           CALCULATION OF FILING FEE
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TRANSACTION VALUATION* $30,779,717              AMOUNT OF FILING FEE** $6,155.94
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*   Calculated solely for the purpose of determining the filing fee, based upon the purchase of a maximum of 3,011,714 shares of Common Stock at a price per share of $10.22, which represents 95% of $10.76, the net asset value per share as of May 21, 1999.

**  Calculated as 1/50th of 1% of the Transaction Valuation.

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.
    Amount Previously Paid: ____________________________________________________
    Form or Registration No.: __________________________________________________
    Filing Party: ______________________________________________________________
    Date Filed: ________________________________________________________________

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ITEM 1.  SECURITY AND ISSUER.

    (a) The issuer of the securities to which this Schedule 13E-4 relates is The Emerging Markets Infrastructure Fund, Inc., a Maryland corporation (the "Fund"), registered as a non-diversified, closed-end management investment company under the Investment Company Act of 1940 (the "1940 Act"). The principal executive office of the Fund is c/o Credit Suisse Asset Management, One Citicorp Center, 153 East 53rd Street, New York, New York 10022.

    (b) This Schedule 13E-4 relates to the offer by the Fund to purchase up to 3,011,714 shares of its outstanding shares of Common Stock, par value $0.001 per share (the "Shares"), at a price per Share, net to the seller in cash, equal to 95% of the net asset value in U.S. Dollars per Share, as determined by the Fund as of the close of the regular trading session on the New York Stock Exchange on the closing date of the offer, which is June 25, 1999, or such later date to which the offer is extended, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 26, 1999 and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which are attached as Exhibit (a)(1) and (a)(2), respectively, to this Schedule 13E-4. As of May 21, 1999, the Fund had 15,058,569 Shares issued and outstanding. The Fund has been advised that none of its directors or officers intend to tender any Shares pursuant to the Offer. The information set forth under "Introduction," "The Offer -- 1. Number of Shares; Proration" and "The Offer -- 11. Interests of Directors and Officers; Transactions and Arrangements Concerning the Shares" in the Offer to Purchase is incorporated herein by reference.

    (c) The information set forth under "Introduction" and "The Offer -- 6. Price Range of Shares; Dividends" in the Offer to Purchase is incorporated herein by reference.

    (d)  Not applicable.

ITEM 2.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    (a) The information set forth under "Introduction," "The Offer -- 7. Purpose of the Offer" and "The Offer -- 9. Source and Amount of Funds" in the Offer to Purchase is incorporated herein by reference.

    (b)  Not applicable.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

    (a)-(j) The information set forth under "Introduction," "The Plan," "The Offer -- 7. Purpose of the Offer," "The Offer -- 9. Source and Amount of Funds," "The Offer -- 11. Interests of Directors and Officers; Transactions and Arrangements Concerning the Shares" and "The Offer -- 12. Certain Legal Matters; Regulatory Approvals" in the Offer to Purchase is incorporated herein by reference.

ITEM 4.  INTEREST IN SECURITIES OF THE ISSUER.

    The information set forth under "The Offer -- 11. Interests of Directors and Officers; Transactions and Arrangements Concerning the Shares" in the Offer to Purchase is incorporated herein by reference.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

    The information set forth under "Introduction," "The Offer -- 7. Purpose of the Offer" and "The Offer -- 11. Interests of Directors and Officers; Transactions and Arrangements Concerning the Shares" in the Offer to Purchase is incorporated herein by reference.

ITEM 6.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    The information set forth under "Introduction" and "The Offer -- 13. Fees and Expenses" in the Offer to Purchase is incorporated herein by reference.

                                       2
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ITEM 7.  FINANCIAL INFORMATION.

    (a)-(b) The information set forth in the Offer to Purchase under "The Offer -- 8. Certain Information Concerning the Fund" and "Exhibit A -- Audited Financial Statements for the fiscal years ended November 30, 1998 and November 30, 1997" is incorporated herein by reference.

ITEM 8.  ADDITIONAL INFORMATION.

    (a)  Not applicable.

    (b) The information set forth under "The Offer -- 12. Certain Legal Matters; Regulatory Approvals" in the Offer to Purchase is incorporated herein by reference.

    (c)  Not applicable.

    (d)  Not applicable.

    (e) The information set forth in the Offer to Purchase and Letter of Transmittal, copies of which are attached hereto as Exhibit (a)(1) and
         (a)(2), respectively, is incorporated herein by reference.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

(a)(1)     Form of Offer to Purchase dated May 26, 1999.
(a)(2)     Form of Letter of Transmittal (including Certification of Taxpayer
            Identification Number on Substitute Form W-9).
(a)(3)     Form of Notice of Guaranteed Delivery.
(a)(4)     Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies
            and Other Nominees.
(a)(5)     Form of Letter to Clients for Use by Brokers, Dealers, Commercial
            Banks, Trust Companies and Other Nominees.
(a)(6)     Form of Letter to Shareholders of the Fund dated May 26, 1999, from
            William W. Priest, Jr., Chairman of the Board.
(a)(7)     Guidelines for Certification of Taxpayer Identification Number on
            Substitute Form W-9.
(a)(8)     Certificate of Foreign Status on Form W-8 and General Instructions
            thereto.
(b)        Not applicable.
(c)        Not applicable.
(d)        Not applicable.
(e)        Not applicable.
(f)        Not applicable.

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                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13E-4 is true, complete and correct.

                                          THE EMERGING MARKETS
                                          INFRASTRUCTURE FUND, INC.

                                          By: /s/ WILLIAM W. PRIEST, JR.
                                          --------------------------------------

                                             William W. Priest, Jr.
                                             Chairman of the Board of Directors

Dated: May 26, 1999

                                       4
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                                 EXHIBIT INDEX

EXHIBIT NO.                              DESCRIPTION
---------------  ------------------------------------------------------------
(a)(1)           Form of Offer to Purchase dated May 26, 1999.
(a)(2)           Form of Letter of Transmittal (including Certification of
                  Taxpayer Identification Number on Substitute Form W-9).
(a)(3)           Form of Notice of Guaranteed Delivery.
(a)(4)           Form of Letter to Brokers, Dealers, Commercial Banks, Trust
                  Companies and Other Nominees.
(a)(5)           Form of Letter to Clients for Use by Brokers, Dealers,
                  Commercial Banks, Trust Companies and Other Nominees.
(a)(6)           Form of Letter to Shareholders of the Fund dated May 26,
                  1999, from William W. Priest, Jr., Chairman of the Board.
(a)(7)           Guidelines for Certification of Taxpayer Identification
                  Number on Substitute Form W-9.
(a)(8)           Certificate of Foreign Status on Form W-8 and General
                  Instructions thereto.
(b)              Not Applicable.
(c)              Not applicable.
(d)              Not applicable.
(e)              Not applicable.
(f)              Not applicable.

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